REEVES TELECOM LIMITED PARTNESHIP
c/o Grace Property Management, Inc.
55 Brookville Road
Glen Head, NY 11545
Telephone: (516) 686-2201

September 12, 2008

VIA EDGAR

Kyle Moffatt
Account Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Reeves Telecom Limited Partnership (the “Partnership”)
Commission File No. 0-09305;

Letter of Kyle Moffatt, dated August 21, 2008 (the “Comment Letter”), regarding Form 10-K for fiscal year ended December 31, 2007, filed March 31, 2008 (the “10-K”), as amended by Amendment No. 1 on Form 10-K/A, filed August 11, 2008 (the “Amendment”)

Dear Mr. Moffatt:

In response to the Comment Letter, the Partnership advises the Staff as follows:

Comment Letter:

SEC Comment:

We note that in your amended Form 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 17, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidancelregs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Securities and Exchange Commission
September 12, 2008

Partnership’s Response:

The president of the general partner of the Partnership carries out the functions of the principal executive officer and the principal financial officer of the Partnership (“Management”). Management considered the following factors in making Management’s determination that the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) were effective at the reasonable assurance level as of the end of the fiscal year:

•	disclosure controls and procedures, including a disclosure timetable, were established by Management;

•	drafts of the 10-K were reviewed by the Partnership’s general manager (the “General Manager”), who is located at the Partnership’s sales office in Boiling Spring Lakes, North Carolina;

•	drafts of the 10-K and the definitive 10-K were reviewed by the Partnership’s outside auditor, the Partnership’s outside counsel and Management;

•	the reviews were conducted in accordance with the disclosure timetable established by Management;

•
the review process included both written and verbal communications between Management and each of the General Manager, the Partnership’s outside auditor and the Partnership’s outside counsel, analysis of comments made by the General Manager, the outside auditor and the outside counsel, the discussion of certain sections of the 10-K between Management and the General Manager, Management and the Partnership’s outside auditor and Management and the Partnership’s outside counsel, and the drafting of certain sections of the 10-K by Management jointly with either the Partnership’s outside auditor or the Partnership’s outside counsel;

•	prior to filing the 10-K, Management reviewed Form 10-K filings by issuers in comparable lines of business and by competitors; and

•
prior to filing the 10-K, Management reviewed compliance with the established disclosure controls and procedures, including the established disclosure timetable, and concluded that there had been compliance with the Partnership’s disclosure controls and procedures, including the disclosure timetable.

Management’s review of the foregoing factors supported Management’s conclusion that the disclosure controls and procedures were effective at the reasonable assurance level as of the end of the fiscal year.

Securities and Exchange Commission
September 12, 2008

Management considered the definition of disclosure controls and procedures set forth in Rule 13a-15(e) under the Exchange Act, and concluded that the controls and other procedures of the Partnership as of the end of the fiscal year were designed to ensure that information required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that the information is accumulated and communicated to the president of the Partnership’s general partner, who performs the functions of chief executive officer and chief financial officer of the Partnership,  to allow timely decisions regarding required disclosure.

While the disclosure controls and procedures of the Partnership as of the end of the fiscal year were designed to ensure that information required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is reported within the time periods specified in the Commission's rules and forms, and while Management’s review supported Management’s conclusion that the disclosure controls and procedures of the Partnership were effective at the reasonable assurance level as of the end of the fiscal year, neither the existence of these controls and procedures, nor their effectiveness at the reasonable assurance level, can provide absolute assurance that the controls and procedures will operate effectively under all circumstances and that information required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act will be reported in every instance within the time periods specified in the Commission's rules and forms. Management has concluded after review that the failure to provide Management’s report on internal control over financial reporting in the 10-K did not result from ineffective disclosure controls and procedures, but rather, as described in the explanatory note included in the Amendment, was the result of an inadvertent omission, notwithstanding the fact that the disclosure controls and procedures of the Partnership were effective at the reasonable assurance level as of the end of the fiscal year.

Very truly yours,

/S/ DAVIS P. STOWELL

Davis P. Stowell
President of
Grace Property Management, Inc.,
General Partner of
Reeves Telecom Limited Partnership